777535



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT



04028320

May 3, 2004

ACT SEA
SECTION 14(a)
RULE 14a-8
PUBLIC AVAILABILITY May 3, 2004

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Revised Shareholder Proposal of Jeremy J. Stone

Dear Ms. Snow:

In letters dated February 24 and March 30, 2004, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2004 annual meeting a shareholder proposal submitted by letter dated February 5, 2004, as revised by an electronic mail correspondence dated February 25, 2004 ("Revised Proposal"), from Jeremy J. Stone. The Revised Proposal provides:

> Now therefore, be it resolved that the shareholders request that:
>
> The CREF Board warn all CREF participants, of the hazards i, ii, iii, and iv below, and any other hazards, of signing over any TIAA-CREF long-term care policies they may own to Met Life by mailing them information on:
>
> i) the resultant elimination of liability of TIAA-CREF for benefits under these policies should Met Life be unable to fulfill its commitments some decades hence;
>
> ii) the absence of any control by TIAA-CREF over future premium increases by Met Life;
>
> iii) the higher proclivity of Met Life than of TIAA-CREF to increase premiums as a result of Met Life's lower credit ratings and its for-profit character; and
>
> iv) the commercial interest of Met Life in denying claims and restricting benefits to enhance profits which is much less of a factor for non-profit companies like TIAA-CREF.

You request confirmation that we would not recommend enforcement action to the Commission if the Fund excludes the Revised Proposal in reliance on Rule 14a-8(i)(5) under the Securities Exchange Act of 1934. Rule 14a-8(i)(5) permits a company to exclude a shareholder proposal from its proxy statement if it relates to operations which account for less than 5% of the company's total assets, net earnings, and gross sales, and is not otherwise significantly related to the company's business.

There appears to be some basis for your view that the Fund may exclude the Revised Proposal under Rule 14a-8(i)(5). Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Revised Proposal from its proxy materials in reliance on Rule 14a-8(i)(5).

Because our position is based upon the facts recited in your letters, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented. In considering your request, we have not found it necessary to reach the other bases for omission upon which you rely.

We note that the Fund did not file its reasons to exclude at least 80 calendar days before the date on which it intends to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the Fund's request that the 80-day requirement be waived.

I refer you to our letter to the Fund dated May 3, 2004 regarding a shareholder proposal submitted by Abigail A. Fuller, to which we have attached a brief description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions regarding this matter, please contact the undersigned at (202) 942-0621.

Sincerely,



Sonny Oh
Staff Attorney
Office of Insurance Products



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212-490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

February 24, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Jeremy J. Stone

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement and form of proxy ("2004 Proxy Materials") a shareholder proposal and supporting statement which was submitted to CREF by Jeremy J. Stone (the "Proponent" or "Stone") dated February 5, 2004 (the "Proposal") for its 2004 annual meeting of shareholders.[1] Please be advised that pursuant to Rule 14a-8(j), CREF has simultaneously notified the Proponent of its intent to omit the Proposal from the 2004 Proxy Materials by a copy of this letter.

The Proposal requests several different actions on the part of CREF's President and Chief Executive Officer, Herbert M. Allison, Jr., the "Board of Overseers of TIAA-CREF" and the CREF Board. A copy of the proposal is attached hereto as Appendix A.

We request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its proxy materials.[2] We believe that the Proposal may

[1] Unlike most other registered open-end investment companies, CREF voluntarily holds an annual meeting of its shareholders even though it is not required to do so under the Investment Company Act of 1940 or state law. This year, including the Proposal, CREF has received a total of 10 shareholder proposals for inclusion in its proxy materials.

[2] CREF respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that the company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive form of proxy with the Commission. The annual meeting of CREF has been historically held in November. The proxy statement for the 2003 annual meeting specifically noted that CREF was considering holding the 2004 annual meeting at an earlier date. CREF shareholders were subsequently notified that the annual meeting would be held in June 2004, and that the deadline for receiving shareholder proposals was February 12, 2004, allowing sufficient time for shareholder proposals to be submitted. CREF intends to file its definitive proxy statement on or about May 7, 2004 in order to print and mail the over 2 million proxy materials required for this year's annual meeting.

be omitted because CREF is not a party to the proposed transaction, as described herein, pursuant to subparagraphs (i)(6), (i)(7) and (i)(5) and paragraph (c), of Rule 14a-8 as discussed below.

Background

CREF. CREF was organized as a stand-alone nonprofit membership corporation under a special act of the New York legislature in 1952. CREF has seven members, known individually as "Overseers" and referred to collectively as the CREF Board of Overseers. The CREF Board of Overseers have authority to amend certain CREF governing documents, set the date of the policyholder annual meeting, and define certain matters related to policyholder voting. CREF's governing documents require that the business affairs of CREF be managed by its Board of Trustees (the "CREF Trustees").

In 1988, CREF registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as an open-end diversified management company and filed a registration statement with the Securities and Exchange Commission (the "Commission") for certain of its variable annuity certificates. The CREF Trustees function as CREF's board for 1940 Act purposes. As disclosed in its proxy statement for its annual meeting held on December 15, 2003, CREF currently has eight trustees, all of whom are "disinterested."

CREF is a "companion" organization to Teachers Insurance and Annuity Association ("TIAA"). CREF issues variable annuities to support education, research and other nonprofit institutions and their employees, and TIAA issues guaranteed annuities and other products to those same constituents. Together TIAA and CREF comprise the principal retirement system for the nation's education and research communities.

TIAA is a nonprofit stock life insurance company, with its own board of trustees, none of whom are trustees of CREF. TIAA's stock is wholly owned by a New York Not-For-Profit membership corporation, the TIAA Board of Overseers. The TIAA Board of Overseers has seven members who also serve as its trustees. Under the terms of the CREF Constitution, those seven member/trustees are the same individuals who are members of the CREF Board of Overseers.

CREF has no control over or authority with respect to TIAA. As discussed above, CREF and TIAA are separately managed corporations. While CREF, TIAA, and TIAA's subsidiaries are sometimes referred to collectively as "TIAA-CREF" or the "TIAA-CREF group of companies," there is no legal entity that goes by this name.

Transaction with Metropolitan Life Insurance Company. TIAA, and its indirectly owned subsidiary, TIAA-CREF Life Insurance Company ("T-C Life"), have entered into a definitive agreement with Metropolitan Life Insurance Company ("MetLife") under which, after regulatory approval, the companies will enter into a series of agreements including (i) an

Administrative Agreement for MetLife to service the Long Term Care business of TIAA and T-C Life, (ii) an Indemnity Reinsurance Agreement pursuant to which TIAA and T-C Life will cede to MetLife 100% of the Long Term Care liability, and (iii) an Assumption Reinsurance Agreement pursuant to which, after appropriate filings in each jurisdiction, MetLife will begin, in 2005, the process of offering the TIAA and T-C Life policyholders the option of transferring the liability for their policies from TIAA and T-C Life to MetLife (collectively, the "LTC Transaction").

As of the date hereof, the LTC Transaction has not been approved by any regulators. Once the required approvals are obtained, it is expected that the Indemnity Reinsurance Agreement will take effect. Sometime thereafter, the parties expect MetLife to begin administering the day-to-day operations of the business. As the business will still be insured by TIAA and T-C Life, TIAA and T-C Life will retain ultimate authority over the policies and responsibility for the acts of MetLife, as Administrator. Some time later, the parties expect that MetLife will provide a disclosure document outlining the terms of the Assumption Reinsurance Agreement and the effect of the offer that will be made to each policyholder to replace TIAA and T-C Life with MetLife. At this time, the parties expect that TIAA and T-C Life policyholders will have the opportunity to accept or reject the proposed transaction with MetLife. Those who accept the offer from MetLife will become MetLife policyholders and not TIAA and T-C Life policyholders. Those who do not accept the offer are expected to remain TIAA and T-C Life policyholders. The policies of those policyholders who do not accept the MetLife offer will be administered by MetLife but since these policies will be TIAA and T-C Life policies, TIAA and T-C Life will retain ultimate authority over the policies and responsibility for the acts of MetLife.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal that "the company would lack the power or authority to implement." The action required by the Proponent in the Proposal relates to matters over which CREF has absolutely no control or influence. As described above, TIAA and CREF are separate and distinct legal entities who have a common mission. They were created under different laws at different times and are regulated differently. Each of TIAA and CREF has its own distinct board of trustees, which oversees the operations of its respective company. The fact that the individuals who serve on the CREF Board of Overseers are members of the TIAA Board of Overseers does not affect this conclusion. CREF's Trustees are elected by CREF participants, and are not appointed or elected by the CREF Board of Overseers. Neither the CREF Board of Overseers nor the CREF Trustees has authority over TIAA or its subsidiaries. Thus, TIAA is not subject to CREF's influence or control and CREF does not have the authority to require TIAA to undertake the various items listed in the Proposal.

The Staff has consistently permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the authority to perform. In particular, the Staff has acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would require intervening actions by third parties which are not subject to the company's control.[3] The Staff has consistently agreed that proposals that require a third party to cooperate may properly be excluded from a company's proxy materials.[4] A company may even exclude a shareholder proposal requiring a third party's cooperation if it exerts some, but only limited, influence over the third party.[5]

In the instant matter, neither CREF's Trustees, who are responsible for overseeing CREF's operations, nor CREF's Board of Overseers have authority to affect the manner in which TIAA conducts its business. For this reason, CREF lacks the power or authority to implement the Proposal and, accordingly, the Proposal may properly be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

II. Additional Arguments

CREF believes that the Proposal should be excluded based on the fact that CREF lacks the power or authority to affect LTC Transaction, as noted above. Putting aside this fact for the sake of argument, however, the following additional grounds for excluding the Proposal are set forth below.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7)

1. The Proposal relates to ordinary business operations.

Pursuant to Rule 14a-8(i)(7), CREF can omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Proposal, which appears to request that Mr. Allison, the CREF Board of Overseers and the "CREF Board" persuade "TIAA-CREF" to, among other matters, reverse the LTC Transaction, illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit. Even if the Proposal were directed to a board with proper oversight over the LTC Transaction, it

---

[3] See Pacific Gas and Electric Company (Feb. 14, 1984) (where the company successfully argued that the proposal implied "an action ... proposed to be taken by a party independent of the issuer and over which it has no control"); Gannett Co., Inc. (Mar. 16, 1983); and Release No. 34-40018 (May 21, 1998) at note 20. See also, Putnam High Income Convertible and Bond Fund (April 6, 2001) (allowing a company to omit a proposal that unilaterally required the reduction of contractual advisor fees).

[4] See FPL Group, Inc. (Feb. 23, 1989) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror); and American Telephone and Telegraph Company (Dec. 14, 1988)) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror).

[5] See Harsco Corporation (Feb. 16, 1988) (allowing a company to omit a proposal because the company lacked the power or authority to control activities of a foreign entity in which it was a minority shareholder); Firestone Tire & Rubber Co. (Dec. 31, 1986)) (allowing a company to omit a proposal because the company lacked the power or authority to control activities of a foreign entity in which it was a minority shareholder); and American Electric Power Co. (Feb. 5, 1985) (allowing a company to omit a proposal relating to completion of a plant owned jointly by the company and two unaffiliated companies).

would still be inappropriate under Rule 14a-8(i)(7) because it would represent an attempt to put before the shareholders a matter relating to the company's ordinary course of business.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal -- the Release provides that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[6] The second consideration relates to the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[7]

The Staff has regularly determined that, consistent with state corporate law, the sale of a non-core business or asset is not an extraordinary transaction, and is excludable as an ordinary business matter.

Assuming for the sake of argument that the Proposal were being considered for inclusion on a hypothetical TIAA proxy ballot instead of on the CREF ballot,[8] the Proponent's request for the reversal of the LTC Transaction should be analyzed as if the Proponent requested the disposition of certain corporate assets since the LTC Transaction does not involve the disposition of "all or substantially all of the assets" of TIAA. In fact, the premiums associated with the LTC Transaction amount to less than one percent of TIAA and T-C Life's annual premiums[9] and, as noted above, do not relate at all to the operations of CREF.

The Staff has allowed companies to exclude proposals pursuant to Rule 14a-8(i)(7) related to the investment and application of corporate assets.[10] The nature of the Proposal implicates the core management function of determining how corporate assets are best allocated. It is the responsibility of a corporation's management and its board to decide which of the various possible strategies present the best use of corporate assets. Stripping the respective boards and management of the discretionary power to allocate resources as they see fit would

---

[6] Id.

[7] Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

[8] TIAA is not subject to Section 12 of the Securities Exchange Act of 1934 or the proxy rules.

[9] Long-term care contracts have been issued by both TIAA and T-C Life. For the 2003 calendar year, TIAA long-term care premiums constituted approximately 0.6% of TIAA's total premiums and annuity considerations, T-C Life's long-term care premiums constituted approximately 2.3% of T-C Life's total premiums and annuity considerations, and TIAA and T-C Life's combined long-term care premiums constituted approximately 0.7% of TIAA and T-C Life's combined total premiums and annuity considerations.

[10] See, e.g., General Motors Corp. (Mar. 31, 1988) and Sears & Roebuck (Mar. 10, 1987).

deprive them of a central business responsibility that is both "ordinary" as well as necessary. A decision regarding the disposition or retention of the long-term care policies requires certain business expertise and knowledge about TIAA in order to make an informed decision. Such a decision is precisely the kind of complex matter which should not be left to the shareholders of TIAA, and certainly not to the shareholders of CREF through a "back door" into TIAA's own governance processes. Based on the foregoing, the Proposal would be properly omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7), even if, hypothetically, it were being considered for inclusion on a TIAA proxy ballot.

2. <u>The Proposal requests a report which involves the review of ordinary business matters.</u>

In Release No. 34-20091 (Aug. 16, 1983) (the "Release"), the Commission implemented a significant change in the Staff's interpretation of the ordinary business exclusion. Prior to that time, the Staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematic, and the Commission recognized it. In the Release, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and since the implementation of the Release, the Commission considers whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business; where it does, the proposal will be excludable as ordinary business under Rule 14a-8(i)(7).

CREF submits that the Proposal seeks a special report involving ordinary business activities since items (b) and (c) of the Proposal require CREF to review its current operations, as they relate to the LTC Transaction, and publish its results. It should be noted again that CREF is not a party to the LTC Transaction, and that CREF's operations do not relate to the long-term care business. The Proposal seeks a special report from CREF on TIAA's ordinary business activities by requiring CREF to disclose to the individuals affected by the LTC Transaction certain matters that TIAA expects to disclose in the ordinary course of closing the LTC Transaction and by requiring CREF to prepare a "comprehensive study" on the dangers and benefits of long-term care insurance. It is important to note that the Proponent's attempt to couch this Proposal as one related to "significant policy" does not provide a basis to prevent its exclusion because of the Proposal's inextricable link to these ordinary business matters. Requiring CREF to review and report on a variety of ordinary business activities makes the Proposal itself subject to exclusion under Rule 14a-8(i)(7), as described above in the Release.

In addition, the Staff has previously noted that if any portion of a submission includes ordinary business matters, the *entire* submission may be excluded.[11] The IBM and General

[11] <u>See, e.g.</u> <u>International Business Machines Corporation</u> (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) and <u>General Electric Company</u> (Feb. 10, 2000).

Electric no-action letters were based upon long-standing Staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). For this reason, CREF believes that the Proposal can be omitted from its 2004 Proxy Materials.

3. **The Proposal does not relate to any significant social policy.**

The Staff has noted that when a proposal involves significant social policies, it may be included even if it might otherwise be excluded under Rule 14a-8(i)(7). The Staff has determined that shareholder proposals involve significant social policies when they involve issues that engender widespread debate,[12] media attention[13] and legislative and regulatory initiatives.[14] The Proposal does not raise such issues and, therefore, does not relate to any significant social policy issues.

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits the exclusion of a proposal that relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year, and (iv) is not otherwise significantly related to the company's business.

As noted previously, the operations referred to in the Proposal are not CREF operations – they are operations of TIAA and T-C Life. Even if the proposal were being considered for inclusion on a hypothetical TIAA proxy ballot, however, the LTC Transaction would not relate to operations exceeding the percentage thresholds described above.

The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" to require proposals that raise significant policy issues to be included in proxy materials despite the fact that they implicate less than 5% of a company's assets.[15] Proposals that raise a significant policy issue are deemed to be significantly related to a company's business despite the fact that they may account for a very small amount of the company's operations because if they are a matter of significant social attention they may stir up a level of sentiment in shareholders that is not proportionate to the level of the company's involvement. Thus, shareholders would want the opportunity to vote on the matter. However, as

[12] Staff Legal Bulletin No. 14A (July 12, 2002) (noting that the presence of widespread public debate regarding an issue is among the factors considered in determining whether the issue involves a significant social policy) and E.I. du Pont de Nemours and Company (Mar. 6, 2000).

[13] The Coca-Cola Company (Feb. 7, 2000).

[14] Synopsis, Inc. (July 12, 2002).

[15] See Rel. No. 34-19135 (Oct. 14, 1982).

discussed above, the Proposal does not raise a significant policy issue. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(5).[16]

C. The Proposal may be excluded pursuant to Rule 14a-8(c)

CREF believes that the Proposal consists of three separate proposals in contravention of Rule 14a-8(c), which states that a shareholder may submit only one proposal. On February 18, 2004, CREF notified the Proponent that the Proposal was deficient because it contained three separate proposals. A copy of this notification is attached hereto as Appendix B. CREF's notice was delivered to the Proponent on February 19, 2004. As of the date of this letter, the Proponent has not revised or rewritten the Proposal, nor has he eliminated two of the three proposals previously submitted.[17] Though the Staff may deem multiple proposals to be one proposal if such proposals relate to a single, specific concept, the Staff has also previously taken the position that substantially distinct multiple proposals will not be considered as a single proposal.[18]

The first proposal requires some action on part of Mr. Allison, the "Board of Overseers of TIAA-CREF", and the "CREF Board" regarding the reversal of the LTC Transaction. The second proposal relates to warning "all TIAA-CREF participants currently owning long-term policies" of certain "hazards" by mailing to such individuals certain information. The third proposal relates to conducting a "comprehensive study of the dangers and benefits of long-term care insurance." Each of these three proposals would require distinct and separate action on the part of CREF. The fact that the Proponent lumps them all together in a single "proposal" under the rubric of the LTC Transaction does not change or unite the multiple proposals. The proposals comprise substantially distinct issues and are excludable under Rule 14a-8(c).[19]

III. Conclusion

In view of the foregoing, CREF respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2004 annual meeting.

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[16] See Hewlett-Packard Company (Jan. 7, 2003) (allowing exclusion of a proposal regarding a company's business in Israel based on Rule 14a-8(i)(5)).

[17] Based upon the delivery of CREF's notification on February 19, 2004, the Proponent has until March 4, 2004 to revise the Proposal. Since this letter is submitted in advance of March 4, 2004, CREF undertakes to review, and if necessary, revise its no-action letter if the Proponent revises his proposals.

[18] See, Citigroup Inc. (Feb.26, 2002).

[19] See, e.g., Enova Corporation (Feb. 9, 1998) (excluding two proposals that dealt with board-level corporate governance issues).

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Jeremy J. Stone

Whereas the decision of TIAA-CREF to sell 46,000 long-term care policies to Met Life will impact all CREF corporate activities negatively by raising questions in the minds of CREF participants concerning the future loyalty of TIAA-CREF to them–an issue magnified by media suggestions that a change in the corporate culture in TIAA-CREF is underway;

Whereas the new TIAA-CREF management appears not to have adequately incorporated this issue of loyalty in the financially unnecessary sale by TIAA-CREF to Met Life of 46,000 long-term care policies, many if not most of whose owners enjoy CREF accounts as well;

Whereas this decision will deny all CREF participants an opportunity to purchase long-term care policies created by, and administered by, a company they trust, TIAA-CREF;

Whereas CREF policy-holders who have long-term care policies with TIAA-CREF need to be made aware that they will lose important rights if they agree, in coming months, to acquiesce in the sale of their policies by relinquishing their TIAA-CREF policies in favor of similar or identical Met Life policies;

Whereas CREF is the only part of the closely intertwined parts of TIAA-CREF that has stockholders, and whereas the subject of this sale was discussed by Chairman Herb Allison in his opening remarks at the last CREF Board Meeting on December 15, 2003 where the matter was subsequently briefly discussed;

Now therefore, be it resolved that the shareholders request that:

In solidarity with all those CREF stockholders who own long-term care policies of TIAA-CREF, Mr. Herb Allison, Chairman, CEO, and President of TIAA-CREF; the Board of Overseers of TIAA-CREF; and the CREF Board are invited and instructed to:

a). Do whatever they can do to persuade TIAA-CREF to reverse the sale of long-term care policies to Met Life and/or to continue offering CREF (and TIAA) participants long-term care policies comparable to those that TIAA-CREF has been offering for more than a decade;

b). Warn all TIAA-CREF participants currently owning long-term care policies, including especially the CREF participants, of the hazards i, ii, iii, and iv below of signing over their TIAA-CREF long-term care policies to Met Life by mailing them information on:

i) the resultant elimination of liability of TIAA-CREF for benefits under these policies should Met Life be unable to fulfill its commitments some decades hence;

ii) the absence of any control by TIAA-CREF over future premium increases by Met Life;

iii) the higher proclivity of Met Life than of TIAA-CREF to increase premiums as a result of Met Life's lower credit ratings and its for-profit character; and

iv) the commercial interest of Met Life in denying claims and restricting benefits to enhance profits which is much less of a factor for non-profit companies like TIAA-CREF; and

c) See that a comprehensive study of the dangers and benefits of long-term care insurance is carried out within TIAA-CREF that will assist CREF (and TIAA) participants, and other members of the public, who may contemplate investing their savings in this relatively untested insurance product.



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

George Djurasovic
Counsel
(212) 916-6218
(212) 916-5813

Appendix B

February 18, 2004

By E-Mail and FedEx

Jeremy J. Stone
President, Catalytic Diplomacy
5615 Warwick Place
Chevy Chase, MD 20815
Jstone@catalyticdiplomacy.org

Re: Submission of Shareholder Proposals

Dear Mr. Stone:

This is to confirm that on February 5, 2004, we received your submission for inclusion in the CREF proxy statement. We believe that in order to comply with the proxy rules, you need to recast your proposal so that it puts forth a single recommendation for consideration by the shareholders, rather than the multiple recommendations contained in your submission. According to Rule 14a-8(c) (Question 3) of the proxy rules, a shareholder may not submit more than one proposal to a company for a particular meeting.

Please revise your submission accordingly and send your corrected proposal to the attention of Laverne Jones within 14 days from receiving this letter.

If you have any questions, please call me at (212) 916-6218.

Very truly yours,

George Djurasovic

cc: E. Laverne Jones

80704_2.DOC

From: Jeremy J. Stone [mailto:jstone@catalyticdiplomacy.org]
Sent: Wednesday, February 25, 2004 11:39 AM
To: Figueroa, Yvonne
Subject: Shareholder Proposal Amended

Ms. LaVerne Jones
Corporate Secretary
TIAA-CREF
c/o Yvonne Figueroa at yfigueroa@tiaa-cref.org

Dear Ms. Jones:

In accordance with advice received that any stockholder resolution must have only one resolved clause, I have amended the resolution to delete two of the resolved clauses in question and resubmit this proposal to the CREF Board meeting in June. Please advise us immediately if it has some further flaw that must be corrected before it can be included in your proxy statement. I own approximately 11,000 accumulation units in the CREF Inflation Linked Bond Account and my wife, Betty Jane Stone, of the same address below, owns approximately 7,200 accumulation units in the CREF Inflation-Linked Bond account. We plan to maintain these accounts through the period of the proxy vote. If you require this to be notarized and/or sent by mail, please advise immediately.

For your convenience, I have not only attached the proposal but pasted it in as well.

Sincerely,

Jeremy J. Stone
Shareholder Resolution

Whereas the decision of TIAA to sell 46,000 long-term care policies to Met Life will impact many CREF participants by raising questions in their minds concerning the future loyalty of TIAA-CREF to them-an issue magnified by media suggestions that a change in the corporate culture in TIAA-CREF is underway;
Whereas this decision will deny all CREF participants an opportunity to purchase long-term care policies created by, and administered by, a company they trust, TIAA-CREF;
Whereas CREF policy-holders who have long-term care policies with TIAA-CREF need to be made aware that they will lose important rights if they agree, in coming months, to acquiesce in the sale of their policies by relinquishing their TIAA-CREF policies in favor of similar or identical Met Life policies;
Whereas CREF is the only part of the closely intertwined parts of TIAA-CREF that has stockholders, and whereas the subject of this sale was discussed by Chairman Herb Allison in his opening remarks at the last CREF Board Meeting on December 15, 2003 where the matter was subsequently briefly discussed;
Now therefore, be it resolved that the shareholders request that:

The CREF Board warn all CREF participants, of the hazards i, ii, iii, and iv below, and any other hazards, of signing over any TIAA-CREF long-term care policies they may own to Met Life by mailing them information on:

i) the resultant elimination of liability of TIAA-CREF for benefits under these policies should Met Life be unable to fulfill its commitments some decades hence;

ii) the absence of any control by TIAA-CREF over future premium increases by Met Life;

iii) the higher proclivity of Met Life than of TIAA-CREF to increase premiums as a result of Met Life's lower credit ratings and its for-profit character; and

iv) the commercial interest of Met Life in denying claims and restricting benefits to enhance profits which is much less of a factor for non-profit companies like TIAA-CREF;

Jeremy J. Stone
President, Catalytic Diplomacy
5615 Warwick Place
Chevy Chase, MD. 20815
301-656-7862
Jstone@catalyticdiplomacy.org


TIAA
CREF

College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212-490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

March 30, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: <u>College Retirement Equities Fund's Omission of Shareholder Proposal of Jeremy J. Stone</u>

Dear Mr. Kotapish:

On February 24, 2004, the College Retirement Equities Fund ("CREF") sent a no-action letter request (the "CREF Request") to the staff of the Securities and Exchange Commission (the "Staff") in response to a shareholder proposal (the "Proposal") submitted to CREF by Jeremy J. Stone (the "Proponent") dated February 5, 2004. On February 25, 2004, CREF received an amended shareholder proposal (the "Amended Proposal") from the Proponent, prompting this letter. We believe that the bases for excluding the Proposal set forth in the CREF Request are equally applicable to the Amended Proposal. Accordingly, CREF seeks to omit the original Proposal and the Amended Proposal for the various deficiencies addressed in the CREF Request as supplemented below.

In his Amended Proposal, the Proponent asks CREF to "warn" its participants about the effects of the reinsurance of the long-term care policies (the "LTC Transaction") of Teachers Insurance and Annuity Association and its subsidiary, TIAA-CREF Life Insurance Company, (together, "TIAA") to MetLife. The Amended Proposal identifies a number of factors to be included in this warning to CREF participants.

The Amended Proposal does not, however, resolve the basic flaw identified in the CREF Request – namely, that the CREF Board had no involvement in, or control over, the LTC Transaction, as CREF is not a party to the LTC Transaction. Moreover, to require CREF to include the Proposal or the Amended Proposal in the CREF proxy statement would be to circumvent TIAA's own governance processes.

We trust this additional information is helpful in resolving this matter so that the Staff may advise us that it will not recommend any enforcement action if the Proposal and the Amended Proposal are excluded from CREF's proxy materials for its 2004 annual meeting.

WO 276933.5

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Jeremy J. Stone

JEREMY J. STONE
5615 Warwick Place
Chevy Chase, MD 20815
(301) 656-7862

April 1, 2004

Mr. William J. Kotapish, Esq.
Assistant Director, Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW, Washington, DC 20549

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Jeremy J. Stone

Dear Mr. Kotapish:

A letter to you of March 30, 2004 from Ms. Lisa Snow asks you to exclude an amended shareholder proposal of mine which would invite CREF to warn its participants about the consequences to them of the reinsurance of the long-term care policies of TIAA-CREF.

CREF is patently incorrect in saying that amended proposal calls for an action that is beyond the authority of the CREF Board of Trustees–since it only asks the Board to provide a warning to its participants. And it is wrong, and irrelevant, in arguing that the amended proposal would "circumvent TIAA's own governance processes." Therefore, CREF has not met its burden of showing why this amended proposal should be omitted from the proxy.

SEC staff should note that the "TIAA-CREF" logo on Ms. Snow's letter symbolizes the Siamese-twin character of TIAA and CREF. Indeed, many of the policies at issue are in a corporation called "TIAA-CREF Life Insurance Company". And Chairman Herb Allison is CEO of both TIAA and CREF. This Siamese-twin character explains why the issue of the sale of these TIAA policies was considered germane at the last CREF shareholders meeting. It was so germane that the audience was assured by Chairman Herb Allison that a relevant letter would be sent to participants.

Finally, a comparable resolution could not be placed with TIAA itself because TIAA's procedures do not allow for such resolutions.

Accordingly, we ask the SEC staff to reject the request for exclusion of Ms. Snow.

Sincerely,



Jeremy J. Stone